UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IWeb Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

46603Y208

(CUSIP Number)

S-Mark Co. Ltd.
c/o Dae Gon (Derek) Kim
4th Floor, Gangnam Telepia Bldg.
527 Eonju-ro, Gangnam-gu
Seoul, South Korea
+82-2-757-9171

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46603Y208

1	Name of Reporting Person. S-Mark Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,200,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,200,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,200,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.6%(1)
14	Type of Reporting Person CO

1. Based on 75,000,000 shares of common stock, par value $0.0001, outstanding as of May 15, 2017, as set forth by the Issuer in its Current Report on Form 8-K with the Securities and Exchange Commission on May 15, 2017.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of IWeb, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 121/34, RS Tower, 8th Floor, Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District, Bangkok, Thailand.

Item 2.  Identity and Background

This Schedule 13D is being filed by and for S-Mark Co. Ltd. (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

(a) The Reporting Person’s name is S-Mark Co. Ltd.

(b) The Reporting Person’s business address is: 21, Gajunonggong 2-gil, Chungju-si, Chungcheongbuk-do, South Korea.

(c) The Reporting Person’s principal businesses are textiles and IT.

(d) None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any person named in Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any person named in Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) Not applicable.

The information required by Item 2(a), (b), (c) and (f) for the each of the directors and executive officers of the Reporting Person are set forth on Schedule A hereto, which is incorporated by reference into this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The percentage of the class of securities set forth below is based on 75,000,000 shares of common stock, par value $0.0001, outstanding as of May 15, 2017, as set forth by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2017.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 25,200,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 33.6%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 25,200,000 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 25,200,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, none of the Reporting Person or any of the persons named on Schedule A hereto has engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 15, 2017, the Reporting Person entered into a Share Exchange Agreement (the “Share Exchange Agreement”), with the Issuer, Enigma Technology International Corporation, a British Virgin Islands company (“Enigma BVI”), and the other Enigma Stockholders named therein. Pursuant to the Share Exchange Agreement, the Reporting Person exchanged all issued and outstanding shares of Enigma BVI owned by the Reporting Person for 25,200,000 shares of the Issuer’s common stock, par value $0.0001 per share (the “Shares”). The Share Exchange Agreement contains customary representations, warranties and covenants by the Reporting Person and the other parties thereto.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified by reference to the full text of the Share Exchange Agreement filed herewith as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

99.1	Share Exchange Agreement, dated May 15, 2017, by and among IWeb, Inc., Enigma Technology International Corporation and the Enigma Stockholders named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2017

S-MARK CO. LTD.

By:	/s/ Lee Dong Yi
	Name:	Lee Dong Yi
	Title:	Chief Executive Officer

SCHEDULE A

Executive Officers and Directors of S-Mark Co. Ltd.

Name	Citizenship	Position	Principal Occupation	Business Address
Lee Dong Yi	South Korea	Chief Executive Officer, Director	Chief Executive Officer and Director of S-Mark Co. Ltd.	c/o S-Mark Co. Ltd., 4th Floor Gangnam Telepia Bldg., 527 Eonju-ro, Gangnam-gu, Seoul, South Korea
Song Jeong Hwa	South Korea	Director	Director of S-Mark Co. Ltd.	c/o S-Mark Co. Ltd., 4th Floor Gangnam Telepia Bldg., 527 Eonju-ro, Gangnam-gu, Seoul, South Korea
Kang Bong Ju	South Korea	Director	Director of S-Mark Co. Ltd.	c/o S-Mark Co. Ltd., 4th Floor Gangnam Telepia Bldg., 527 Eonju-ro, Gangnam-gu, Seoul, South Korea
Lee Seok Sin	South Korea	Director	Director of S-Mark Co. Ltd.	c/o S-Mark Co. Ltd., 4th Floor Gangnam Telepia Bldg., 527 Eonju-ro, Gangnam-gu, Seoul, South Korea